

Mail Stop 3561

February 6, 2018

Ms. Coreen S. Kraysler
Chief Financial Officer
ValueSetters, Inc.
745 Atlantic Avenue
Boston, MA 02111

> **Re:** **ValueSetters, Inc.**
> **Form 10-K for the Year Ended April 30, 2017**
> **Filed September 8, 2017**
> **Form 10-Q for the period Ended October 31, 2017**
> **Filed December 14, 2017**
> **File No. 0-55036**

Dear Ms. Kraysler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended October 31, 2017

Condensed Consolidated Statements of Operations

Note 6-Related Party Transactions, page 9

1. We note that you recognized a $299,964 gain on debt settlement with your principal lender that, in accordance with the disclosures in Note 6, is also the company's largest shareholder. In the event there is a related party relationship, the extinguishment transaction between related parties may be in essence a capital transaction. Please refer to the guidance in ASC 850-10-60-3 and ASC 470-50-40-2. Please tell us your consideration of whether this amount should be reported as a gain or capital transaction and revise the financial statements and all other disclosures accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure